SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65
Corporate Registry ID (NIRE)#35.300.177.240
Publicly-held company
Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

Notice to the Market

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 00.108.786/0001 -65, publicly announces that it has hired Mr. João Adalberto Elek Júnior to be its Chief Financial and Investor Relations Officer.

Mr. João Elek is member of the Company’s Board of Directors and the Board of Directors’ Financial Committee, has undoubted credibility in the market and a good knowledge not only of the industry but also of the Company. Currently, he is the Chief Executive Officer for Telmex do Brasil, President of Primesys Soluções Empresariais S.A. and Embratel’s Officer for the Center-North region. Previously, he was the Chief Executive Officer for AT&T Latin America where he was hired as Financial Vice-President. Prior to that, he was the Consumer Business’ CFO at Citibank. He graduated in Electronic Engineering from the Pontifícia Universidade Católica do Rio de Janeiro, completed the Merger and Acquisitions post-graduate program from Columbia Business School and received an MBA in Marketing Planning from COPPE-AD/UFRJ.

Mr. Elek will certain contribute to continue the success and the stability of the Company’s senior management team. His challenge will be to ensure that the Company will continue to present the current growth.

Change in position will be effective on March 12, 2007, when he will also leave his current occupation.

São Paulo, March 7, 2007.

Francisco Tosta Valim Filho
Chief Executive Officer

Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7st, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.